Mail Stop 4561

December 18, 2006

Mr. Michael M. Schurer
Chief Financial Officer and Treasurer
Lightstone Value Plus Real Estate Investment Trust, Inc.
326 Third Street
Lakewood, NJ   08701

> **Re: Lightstone Value Plus Real Estate Investment Trust, Inc.**
> **Form 10-K /A for the year ended December 31, 2005**
> **Filed May 16, 2006**
> **Form 10-Q for the quarter ended September 30, 2006**
> **File No. 333-117367**

Dear Mr. Schurer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended September 30, 2006

General

1. On page 48 of your 10-K for the year ended December 31, 2005, you disclosed that you did not have any reportable segments pursuant to SFAS 131. We note that you acquired a retail outlet mall in March 2006 and four apartment communities in July 2006; however, you have not disclosed any segment information. In future filings please include the disclosures required by SFAS 131.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

2. You disclosed in your 8-K/A dated June 8, 2006 that the opening of a competing
    property across the street from your retail outlet mall located in St. Augustine,
    Florida resulted in a majority of the major tenants leaving the property before
    your acquisition of the property. In future filings, please discuss your ability to
    re-lease the openings, the current occupancy rates of the property, and your
    expectations for the future. Please see SEC Release No. 33-8350 for reference.

                                    ******

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding
    initiated by the Commission or any person under the federal securities laws of the
    United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief